UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Transactions in own shares

Pearson plc (the Company) announces today it has purchased the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited.

Date of purchase:                                                                                   20 March 2020

Aggregate number of ordinary shares of 25 pence each purchased:     1,748,000

Lowest price paid per share                                                                    GBP 4.8800

Highest price paid per share                                                                    GBP 5.4520

Average price paid per share                                                                   GBP 5.1311

The Company will cancel the purchased shares.

These share purchases form part of the Company's existing buy-back programme which is expected to be completed over the period from 16 January 2020 to 16 July 2020, details of which were announced on 16 January 2020.

The table below contains detailed information of the individual trades made by Citigroup Global Markets Limited as part of the buyback programme.

Schedule of Purchases

Shares purchased:         Pearson plc (ISIN: GB0006776081)

Date of purchases:         20 March 2020

Investment firm:             Citigroup Global Markets Limited

Aggregate information:

Venue	Volume-weighted average price	Aggregated volume	Lowest price per share	Highest price per share
London Stock Exchange	5.1326	1,140,000	4.8800	5.4520
CHI-X Europe	5.1299	250,000	4.8800	5.4520
BATS Europe	5.1274	358,000	4.8800	5.4520

Click on, or paste the following link into your web browser, to view the associated PDF document.
 http://www.rns-pdf.londonstockexchange.com/rns/1073H_1-2020-3-20.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 23 March 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary